APPENDIX C:
INVESTOR PRESENTATION



MOBILE COOKS

**Vegan Catering and Pop-Up Company
Chef to Table**

THE STANDARD BRICK & MORTAR RESTAURANT MODEL

is an inflexible structure that ...

underpays and restricts the schedules and creativity of cooks, due to hierarchical management structures and expensive FOH/BOH costs,

has slow-to-change menus that don't reflect the seasonal and unpredictable produce of local farmers,

and doesn't allow for innovation, risk & experimentation.

POP-UPS and other ephemeral dining experiences give cooks more creative and financial control over their work, but organizing them **is time-consuming and logistically complicated.**

SOLUTION

Give plant-based cooks an alternative to the standard restaurant model by streamlining the food gig economy, resulting in more freedom, more money, and better food.

We are capitalizing on the existing dining pop-up market by bringing all the contributing partners together and centralizing marketing and production, thus making events easier, more frequent, and more profitable for everyone.



VENUES

COOKS

LOCAL FARMS

HOW

Mobile Cooks is streamlining the production of pop-ups by acting as...

PRODUCER/ EVENT COORDINATOR

We handle the POS tech, prep space, kitchen equipment, ingredients + logistical support to streamline planning and increase cost-effectiveness.

GIG!

AGENT

We connect cooks with pop-up and catering opportunities, getting them out from behind the line and into awesome venues that gain them more money, more exposure, and more creative freedom.

We're also connecting them with local farms to get fresh, cost-effective produce.

MARKETING DIRECTOR

By combining the existing followings of our partners, we create buzz around our events and reach a diverse and highly-interested audience.

MC is the centralized hub that connects all of our partners and will become THE place for consumers to go for info on upcoming food events.

WHY

The global environmental situation is dire. Animal agriculture plays an extraordinarily large role in contributing to gas emissions, water use and pollution, and is a leading cause of species extinction, ocean dead zones, and habitat destruction

Livestock is responsible for 65% of all human-related emissions of nitrous oxide – a greenhouse gas with 296 times the global warming potential of carbon dioxide, and which stays in the atmosphere for 150 years. [1]

Emissions from animal agriculture projected to increase 80% by 2050. [2]

Getting the world onboard with a more plant-based diet is a huge part of the solution. And the market is already growing fast...

Sales of plant-based food in the US went up by 8.1% during the past year, topping $3.1 billion. [3]

[1] "Livestock's Long Shadow: Environmental Issues and Options". FAO. Rome. 2006

"Emissions of Greenhouse Gases in the United States". U.S. Energy Information Administration. March 31, 2011

[2] Tilman, David & Clark, Michael. "Global diets link environmental sustainability and human health". Nature. Vol. 515. 27 November 2014

[3] Plant Based Foods Association (PBFA) and the Good Food Institute.

MARKET OPPORTUNITY

Eventbrite analyzed more than 40,000 events in their look at top food and drink event trends and found that the **fastest growing trend was the pop-up dining experience (82% growth). ***

KEY FINDINGS:

Three in four (75%) pop-up event attendees believe it's worth paying more money for a unique dining experience. In fact, **50% of respondents say that even with the exact same menu, they'd be willing to pay more for a meal at a pop-up event with a chef interaction than for a meal at a regular restaurant** ($58 dollars more per person on average).

Cost is not a major concern to the experiential diner — 59% don't feel that a pop-up dining event's cost is very important when deciding whether or not to attend.

What is important?

A unique menu or theme (84%), events that promise to be one-of-a-kind (74%) and a memorable location (76%). More than four in five (83%) would rather attend these events in non-traditional venues over restaurants.

The ephemeral, one-of-a-kind nature of these events make them inherently more shareable. **Diners are more likely to share posts on social media about a pop-up dining experience than about a night out at a restaurant (75% versus 51%)** and are nearly three times more likely to follow or communicate with a chef or restaurant after a pop-up event compared to a regular meal (95% vs. 33%).

*The Rise of Pop-Up Dining Events and the Experiential Diner

WHERE WE'RE HEADED

In our first round of seed funding, we're aiming to raise $1M.

This will help fund:

SPACE

Mobile Cooks commissary and take-out only Cloud Kitchen

We're looking at spaces between 2-4 thousand sq feet

Potential Food Hall Stalls

TimeOut (Fenway), Rewild (Cambridge), Bow Market (Somerville), Boston Public Market, Worcester Public Market





Additional Investment will be needed for the MC cook-facing app

A huge component of making the gig-planning process as streamlined as possible.

Features:

Vetted and on-boarded cooks will be able to see a list of available gigs

In-app booking for kitchen prep time and requests for needed ingredients and supplies

For gigs with multiple cooks, we'll feature in-app menu collaboration

Transparent sales and cook pay-outs (daily direct deposits)

Data collection on cook ratings, inventory, and more

TEAM



Matthew Kaplan, *Founder & CEO*

- **10+ years working in kitchens, as a cook and as a general manager**
- **On the opening management team at Red Owl Tavern (Philadelphia, PA) and Juniper (Wellesley, MA)**
- **2.5 years working as a project manager at Toast where I helped hundreds of restaurant GMs and owners go live with our suite of hardware and software**
- **I'm humbled to be able to help cooks provide for themselves and their families, and excited to keep building a more sustainable business model within food service. One that results in great tasting food with as small of a carbon footprint as possible.**



Scott Rawdon, *Executive Catering Chef*

- **Cooking professionally since 2009 with a vegan focus since 2011**
- **Notible Experiences: The Pulse Cafe, BU dining services, Veggie Galaxy, Life Alive, and Nu Kitchen**



Evie Bradley, *Social Media/ Marketing*

- **Director of the Boston chapter of Veganizer, a plant-based food consulting agency**
- **Evie believes in the power of social media to promote veganism and to show people how amazing plant-based food can look and ultimately taste**
- **Evie currently works at Hubspot as an accountant**